February 2025 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 4Q24 & Full Year Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Agenda Welcome 4Q24/FY2024 Operating Results S.J. Cheng 4Q24/FY2024 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 4Q24/FY2024 Operating Results

4Q24 Revenue: NT$5,399.6M (QoQ: -11.0%, YoY: -5.7%) Gross Margin: 9.5% (QoQ: -4.4ppts, YoY: -10.6ppts) 2024 Revenue: NT$22,695.9M (YoY: 6.3%) Gross Margin: 13.0% (YoY: -3.6ppts) Revenue & Gross Margin 5

Utilization Rate 6 4Q24: 54% 3Q24: 58% 4Q23: 57% 4Q24: 54% 3Q24: 66% 4Q23: 53% 4Q24: 65% 3Q24: 75% 4Q23: 71% 4Q24: 59% 3Q24: 67% 4Q23: 62% 4Q24: 61% 3Q24: 67% 4Q23: 61%

4Q24 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 4Q24: 38.7% (QoQ: -6.2%, YoY: -1.3%)

Revenue Breakdown － DDIC + Gold Bump 9 4Q24: 50.9% (QoQ: -15.6%, YoY: -12.8%)

Revenue Breakdown － End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of 4Q24 Smart Mobile 37.2% (QoQ -17.1%) TV 14.9% (QoQ -19.6%) Computing 4.4% (QoQ +15%) Auto/Industry 23.5% (QoQ -2.6%) Consumer 20.0% (QoQ -9.9%) Smart phone Wearable Watch, TWS UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, DSC, STB Smart speaker E-paper, Internet Note: Move “Watch” & “TWS” to “ Smart Mobile” from “Consumer” since 1Q24

11 4Q24/FY2024 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the positive foreign exchange impact of NT$210M from the foreign exchange losses of NT$73M in 3Q24 to foreign exchange gains of NT$137M in 4Q24. YoY: Difference mainly due to the positive foreign exchange impact of NT$332M from the foreign exchange losses of NT$195M in 4Q23 to the foreign exchange gains of NT$137M in 4Q24 and the increase of interest income of NT$14M and partially offset by the adverse impact of share of associates accounted for using equity method of NT$57M from share of profit of associates accounted for using equity method of NT$56M in 4Q23 to share of loss of associates accounted for using equity method NT$0.6M in 4Q24.

Consolidated Statements of Comprehensive Income

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Notes : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum. (2) Difference mainly due to the increase of CapEx of NT$2,223M.

Capital Expenditures & Depreciation

- CapEx: NT$1,871.5M (4Q24)；NT$5,451.4M (2024)
- Depreciation: NT$1,271.1M (4Q24)；NT$4,856.2M (2024)



CapEx
(MNTD)
LCD Driver
Bumping
Assembly
Testing
Depreciation
8,000
6,000
4,000
2,000
0
2016
2017
2018
2019
2020
2021
2022
2023
2024
29.2%
55.6%
55.2%
62.9%
51.9%
42.0%
54.4%
54.5%
41.4%
28.1%
28.5%



Bumping
12.0%
Testing
31.7%
4Q24 CapEx
LCD Driver
32.8%
Assembly
23.5%

17

ChipMOS

18 Business Outlook

Market & Business Outlook Expect normal Q1 seasonal effect including fewer working days for Lunar New Year Strategically prioritizing improve UT level Cautiously adding new capacity based on UT level and customer demand Global economic situation reflects uncertainty of new and potential policies, implementation and impact of tariffs, trade tensions, inflation and prolonged higher interest rates. Memory: Momentum impacted by Q1 little correction softness Niche DRAM and NAND Flash demand is rebounding DDIC: Potential slight Q1 correction expected to be less than Memory Rush orders from early re-stocking ahead of potential tariffs, and China’s subsidy and stimulus programs

Q&A www.chipmos.com